UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

MetLife Investment Funds, Inc.

3.	Securities and Exchange Commission File No.: 811-07450

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application        ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

400 Atrium Drive, Somerset, NJ 08873-4172

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sandra Madden, Esq.	Christopher E. Palmer, Esq.
MetLife, Inc.	Goodwin Procter LLP
501 Boylston Street Boston, MA 02116-3700	901 New York Ave., NW Washington, DC 20001
Tel: (617) 578-4202	Tel: (202) 346-4253

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

MetLife, Inc.

501 Boylston Street

Boston, MA 02116-3700

Atten: Peter Duffy

Tel: (617) 578-3408

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end         ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, NY 10105

Babson Capital Management, LLC

Independence Wharf

470 Atlantic Avenue

Boston, MA 02210

Bank of Ireland Asset Management (U.S.) Ltd.

40 Mespil Road

Dublin 4

Ireland

Citigroup Asset Management Limited

787 Seventh Avenue

32nd Floor

New York, NY 10019

ClearBridge Advisors LLC

399 Park Avenue

New York, NY 10022

Delaware Management Company

2005 Market Street

Philadelphia, PA 19103-7098

MetLife Investment Funds Management LLC

400 Atrium Drive

Somerset, NJ 08873-4172

Oechsle International Advisors LLC

One International Place

Boston, MA 02110

OFI Institutional Asset Management, Inc.

2 World Financial Center

225 Liberty Street

11th Floor

New York, NY 10281-1008

Salomon Brothers Asset Management Inc.

399 Park Avenue

4th Floor

New York, NY 10022

Smith Barney Fund Management LLC

399 Park Avenue

4th Floor

New York, NY 10022

SSgA Funds Management, Inc.

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2900

TCW Investment Management Company

865 S. Figueroa St., Ste 1800

Los Angeles, CA 90017

Travelers Investment Management Company

100 First Stamford Place

Stamford, CT 06902

Wellington Management Company, LLP

75 State Street

Boston, MA 02109

Western Asset Management Company

385 E. Colorado Blvd.

Pasadena, CA 91101

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

MetLife Securities, Inc.

200 Park Avenue

New York, NY 10166

CitiStreet Equities LLC

400 Atrium Drive

Somerset, NJ 08873-4172

13.	If the fund is a unit investment trust (“UIT”) provide:

Not applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒  Yes                     ☐  No

If Yes, for each UIT state:

Name(s): MetLife of CT Separate Account Five for Variable Annuities

File No.: 811-08867

Business Address:	Metlife Insurance Company of Connecticut
One Cityplace
185 Asylum Street, 3CP Hartford, CT 06103-3415

Name(s): MetLife of CT Separate Account Six for Variable Annuities

File No.: 811-08869

Business Address:	Metlife Insurance Company of Connecticut
One Cityplace
185 Asylum Street, 3CP Hartford, CT 06103-3415

Name(s): MetLife of CT Fund U for Variable Annuities

File No.: 811-03575

Business Address:	Metlife Insurance Company of Connecticut
One Cityplace
185 Asylum Street, 3CP Hartford, CT 06103-3415

Name(s): MetLife of CT Separate Account QP for Variable Annuities

File No.: 811-07487

Business Address:	Metlife Insurance Company of Connecticut
One Cityplace
185 Asylum Street, 3CP Hartford, CT 06103-3415

Name(s): MetLife of CT Fund UL for Variable Life Insurance

File No.: 811-03927

Business Address:	Metlife Insurance Company of Connecticut
One Cityplace
185 Asylum Street, 3CP Hartford, CT 06103-3415

Name(s): MetLife of CT Fund UL II for Variable Life Insurance

File No.: 811-07411

Business Address:	Metlife Insurance Company of Connecticut
One Cityplace
185 Asylum Street, 3CP Hartford, CT 06103-3415

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes                    ☐  No

If Yes, state the date on which the board vote took place:

August 16, 2007

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes                    ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Applicable state law permits liquidation without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes                    ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

November 9, 2007

(b)	Were the distributions made on the basis of net assets?

☒  Yes                    ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes                    ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes                    ☒  No

Although certain in kind distributions were made to shareholders prior to the liquidation pursuant to a substitution order from the SEC, no in kind distributions were made to shareholders as part of the plan of liquidation.

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

☐  Yes                    ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes                    ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes                    ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes                    ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes                    ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes                    ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $5,000

(ii) Accounting expenses: $28,500

(iii) Other expenses (list and identify separately): $2,400 Services paid for an insurance consultant to review tail insurance for the Independent Directors of the Fund.

(iv) Total expenses (sum of lines (i)-(iii) above): $35,900

(b) How were those expenses allocated? The expenses were allocated among the portfolios equally.

(c) Who paid those expenses? The expenses described in Item 22(a) were paid by the fund.

(d) How did the fund pay for unamortized expenses (if any)? The fund did not have any unamortized expenses at the time of the liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes                    ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒  Yes                    ☐  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

GI-Holdings, Inc. has filed a claim against numerous previous holders of certain bonds issued by Building Materials Corporation of America. The fund has been listed as one of the mutual fund defendants in that action. MetLife, Inc., the indirect parent of the fund’s investment manager, has agreed to pay on behalf of the fund any liability or settlement related to the claim by GI-Holdings, Inc.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes                    ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not applicable.

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MetLife Investment Funds, Inc., (ii) he is the President of MetLife Investment Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Alan C. Leland, Jr.
Alan C. Leland, Jr.
President, MetLife Investment Funds, Inc.